EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of D.R. Horton, Inc. for the registration of its debt securities, preferred stock, depository shares, common stock, warrants, stock purchase contracts and units, guarantees of debt securities and units of these securities and to the incorporation by reference therein of our report dated November 26, 2007, except for Note M, as to which the date is November 25, 2008, with respect to the consolidated financial statements of D.R. Horton, Inc. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended September 30, 2008, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Fort Worth, Texas
September 23, 2009